300 North LaSalle Street Chicago, Illinois 60654

Dennis M. Myers, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

April 8, 2011

Via EDGAR Submission and Hand Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Karen Ubell
Vanessa Robertson
Donald Abbot

Re:	Sagent Holding Co.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 6, 2011
File No. 333-170979

Ladies and Gentlemen:

Sagent Holding Co., private limited liability company (the “Registrant”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Registrant, we are writing to respond to the comments raised in the letter, dated April 8, 2011, from the staff of the Division of Corporation Finance of the SEC (the “Staff”) to Mr. Michael Logerfo, Chief Legal Officer, Corporate Vice President & Secretary of the Registrant. The Registrant’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff of the SEC referenced above, and those copies will be marked to show changes from the Amendment No. 3 to Registration Statement on Form S-1 as filed with the SEC on April 6, 2011, and will be annotated to identify the Staff’s comment to which such changes are intended to address. Where applicable, we have also referenced in the Registrant’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

April 8, 2011

Capitalization, page 32

1. You disclose that net proceeds from the offering will be approximately $66.9 million. Pro forma as adjusted cash and cash equivalents increased by approximately $71.2 million and pro forma as adjusted total stockholders’ equity increased by approximately $73.3 million. It appears that the issuance of shares of your common stock as a result of the exercise of all of our outstanding warrants account for the additional increases in these line items. Please disclose the proceeds from the issuance of common stock related to these warrants to explain how the adjusted pro forma balances were determined. This comment also applies to your footnote disclosure on page 10.

Response: The Registrant has added disclosure on pages 10 and 32 of the Prospectus in response to the Staff’s comment.

Selected Historical Consolidated Financial Data, page 36

2. Please revise your pro forma per share data disclosure in the filing to present only the most recent fiscal year. Refer to Rule 11-02(b) of Regulation S-X. This comment also applies to your pro forma presentation in other sections of the filing, such as pages 9 and F-4.

Response: The Registrant has revised the disclosure on pages 9, 36 and F-4 of the Prospectus to delete the pro forma per share data to exclude any periods prior to the most recent fiscal year in response to the Staff’s comment.

Consolidated Financial Statements

Report of Independent Registered Public Accountant Firm, pages F-2 and II-3

3. Please include currently dated accountants’ reports and a consent with no restrictive legend in the amendment for which effectiveness will be requested.

Response: The Registrant has filed an updated accountants’ consent in response to the Staff’s comment. The Registrant has restated all share information in its historical financial statements to eliminate the impact of the proposed reverse stock split.

April 8, 2011

Notes to Consolidated Financial Statements

7. Commitments and Contingencies, page F-76

4. We note your revisions in response to prior comments three and four. Please disclose the material terms of the agreements with your key suppliers and marketing partners.

Response: The Registrant has added disclosure to page F-15 of the Prospectus in response to the Staff’s comment.

We hope the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232.

Sincerely,

Dennis M. Myers, P.C.

cc: Michael Logerfo